Exhibit 99.1

News Release

Suncor Energy reports first quarter 2026 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and derived from the company’s condensed consolidated financial statements which are based on Canadian generally accepted accounting principles (GAAP), specifically International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (adjusted funds from operations, adjusted operating earnings, free funds flow, and net debt) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations exclude Suncor Energy Inc.’s ownership of Fort Hills and interest in Syncrude.

Calgary, Alberta (May, 5, 2026) Suncor Energy (TSX: SU) (NYSE: SU)

First Quarter Highlights

•	Generated over $4.0 billion in adjusted funds from operations and $2.9 billion in free funds flow.
•	Returned over $1.5 billion to shareholders, with $825 million in share repurchases and over $700 million in dividends.
•	Record first quarter upstream production of 875,000 barrels per day (bbls/d), 22,000 bbls/d higher than the prior year quarter.
•	Record first quarter refining throughput of 498,000 bbls/d, 15,000 bbls/d higher than the prior year quarter.
•	Record quarterly refined product sales of 681,000 bbls/d, 76,000 bbls/d higher than the prior year quarter.

“As showcased at our recent Investor Day, today’s Suncor is a results-oriented, high-performance organization focused on meeting our commitments and generating strong and sustainable shareholder returns,” said Rich Kruger, President and Chief Executive Officer. “We delivered record first quarter upstream production and refining throughput in addition to an all-time quarterly record for refined product sales.”

“We achieved this performance while maintaining a disciplined capital spending program as well as a strong balance sheet, allowing us to increase our monthly share repurchases for the second time in four months,” added Troy Little, Chief Financial Officer.

First Quarter Results

Financial Highlights	Q1	Q4	Q1
($ millions, unless otherwise noted)	2026	2025	2025
Net earnings	2 100	1 476	1 689
Per common share(1) (dollars)	1.77	1.23	1.36
Adjusted operating earnings(2)	2 300	1 325	1 629
Per common share(1)(2) (dollars)	1.93	1.10	1.31
Adjusted funds from operations(2)	4 030	3 218	3 045
Per common share(1)(2) (dollars)	3.39	2.68	2.46
Cash flow provided by operating activities	2 435	3 921	2 156
Per common share(1) (dollars)	2.05	3.27	1.74
Capital expenditures(3)	1 076	1 483	1 087
Free funds flow(2)	2 913	1 699	1 900
Dividend per common share(1) (dollars)	0.60	0.60	0.57
Share repurchases per common share(4) (dollars)	0.69	0.65	0.61
Returns to shareholders(5)	1 537	1 494	1 455
Operating, selling and general expenses	3 778	3 518	3 297
Net debt(2)	6 842	6 337	7 559
Operating Highlights
Total upstream production (mbbls/d)	875.2	909.0	853.2
Refinery crude oil processed (mbbls/d)	497.8	504.2	482.7
Refinery utilization(6) (%)	97	99	94
(1)	Presented on a basic per share basis.
(2)	Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP Financial Measures section of this news release.
(3)	Excludes capitalized interest.
(4)	Calculated as the cost of share repurchases, excluding taxes paid on share repurchases, divided by the weighted average number of shares outstanding.
(5)	Includes dividends paid on common shares and repurchases of common shares; excludes taxes paid on common share repurchases.
(6)	Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. All prior quarter utilization rates have been restated to reflect this change

Financial Results

Adjusted Operating Earnings Reconciliation(1)

	Q1	Q4	Q1
($ millions)	2026	2025	2025
Net earnings	2 100	1 476	1 689
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	139	(114)	(14)
Unrealized loss (gain) on risk management activities	92	7	(60)
Provision reversal related to equity investments	—	(66)	—
Income tax (recovery) expense on adjusted operating earnings adjustments	(31)	22	14
Adjusted operating earnings(1)	2 300	1 325	1 629
(1)	Non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP Financial Measures section of this news release.
•	Suncor’s adjusted operating earnings increased to $2.300 billion ($1.93 per common share) in the first quarter of 2026, compared to $1.629 billion ($1.31 per common share) in the prior year quarter, primarily due to increased downstream margins and upstream price realizations, and increased upstream and downstream sales volumes, partially offset by increased operating and transportation expenses associated with the higher sales volumes. Adjusted operating earnings were also impacted by a strengthening of benchmark pricing in the current quarter, resulting in a first-in, first-out (FIFO) inventory valuation gain, partially offset by a deferral of intersegment profit.
•	Net earnings increased to $2.100 billion ($1.77 per common share) in the first quarter of 2026, compared to $1.689 billion ($1.36 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings, net earnings for the first quarter of 2026 and the prior year quarter were impacted by the items shown in the table above.
•	Adjusted funds from operations increased to $4.030 billion ($3.39 per common share) in the first quarter of 2026, compared to $3.045 billion ($2.46 per common share) in the prior year quarter, and were primarily influenced by the same factors impacting adjusted operating earnings.
•	Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.435 billion ($2.05 per common share) in the first quarter of 2026, compared to $2.156 billion ($1.74 per common share) in the prior year quarter.
•	Operating, selling and general (OS&G) expenses were $3.778 billion in the first quarter of 2026, compared to $3.297 billion in the prior year quarter, with the increase primarily due to increased share-based compensation expense, higher upstream and downstream sales volumes, increased maintenance activities and higher commodity input costs.

Operating Results

	Q1	Q4	Q1
(mbbls/d, unless otherwise noted)	2026	2025	2025
Upstream
Total Oil Sands bitumen production	933.9	992.7	937.3
SCO and diesel production	550.8	586.8	567.3
Inter-asset transfers and consumption	(31.5)	(29.8)	(30.7)
Upgraded production – net SCO and diesel	519.3	557.0	536.6
Bitumen production	364.7	343.5	341.7
Inter-asset transfers	(85.2)	(55.1)	(87.4)
Non-upgraded bitumen production	279.5	288.4	254.3
Total Oil Sands production	798.8	845.4	790.9
Exploration and Production	76.4	63.6	62.3
Total upstream production	875.2	909.0	853.2
Upstream sales	872.1	905.5	828.4

Downstream
Refinery utilization(1) (%)	97	99	94
Refinery crude oil processed	497.8	504.2	482.7
Refined product sales	680.9	640.4	604.9
•	Total Oil Sands bitumen production of 933,900 bbls/d was comparable to the prior year quarter of 937,300 bbls/d and featured record quarterly production at Fort Hills. Current quarter bitumen production was also impacted by maintenance at Syncrude and the impact of a third-party natural gas input pipeline curtailment in the region.
•	The company’s net synthetic crude oil (SCO) production was 519,300 bbls/d with upgrader utilization of 96% in the first quarter of 2026, compared to 536,600 bbls/d and 102%, respectively, in the prior year quarter, as record quarterly SCO production at Oil Sands Base was offset by increased maintenance activities at Syncrude.
•	Non-upgraded bitumen production increased to 279,500 bbls/d in the first quarter of 2026, compared to 254,300 bbls/d in the prior year quarter, primarily due to decreased upgrader availability.
•	Upstream sales volumes increased to 872,100 bbls/d in the first quarter of 2026, compared to 828,400 bbls/d in the prior year quarter, which was consistent with the increase in upstream production volumes and the impact of a larger build in inventory in the prior year quarter.
•	Exploration and Production (E&P) production increased to 76,400 bbls/d in the first quarter of 2026, compared to 62,300 bbls/d in the prior year quarter, and featured strong production at all assets.
•	Refining throughput increased to a first quarter record of 497,800 bbls/d compared to 482,700 bbls/d in the prior year quarter due to incremental capacity additions resulting from debottlenecking activities and sustained strong operating performance through the current quarter. Refinery utilization(1) was 97% in the first quarter of 2026 and reflects the 10% increase in refining network nameplate capacity to 511,000 bbls/d effective January 1, 2026.
•	Refined product sales increased to a quarterly record of 680,900 bbls/d, compared to 604,900 bbls/d in the prior year quarter, as Suncor capitalized on global export sales opportunities while continuing to deliver more domestic volumes through retail growth and strategic partnerships. Sales volumes reflected higher refinery production in the quarter, partially driven by higher secondary unit utilization.

(1)

Effective January 1, 2026, Suncor increased the nameplate capacity of its refining network by 10% from 466,000 bbls/d to 511,000 bbls/d. All prior quarter utilization rates have been restated to reflect this change.

Corporate and Strategy Updates

•	2026 projected share repurchases increased by over 30%. Subsequent to the quarter, Suncor increased its planned monthly share repurchases from $275 million per month to $350 million per month, projecting total 2026 share repurchases of nearly $4 billion for 2026, an increase of over 30% relative to 2025 share repurchases.
•	Investor Day was held March 31, outlining Suncor’s new three-year commitments. For further details, including the full transcript and presentation visit www.suncor.com.
•	Investor Day highlights included:
o	$2 billion increase in free funds flow (at US$65 WTI) by 2028.
o	US$5 per barrel reduction in corporate WTI breakeven to US$38 per barrel by 2028.
o	100,000 bbls/d of upstream production growth by 2028.
o	10% increase in refining network nameplate capacity to 511,000 bbls/d.

Corporate Guidance Updates

Suncor has updated its 2026 corporate guidance ranges, previously released on December 11, 2025, reflecting a 10% increase in refining network nameplate capacity to 511,000 bbls/d, which resulted in refinery utilization guidance changing from 99%–102% to 90%–93%. Refinery throughput guidance remains unchanged at 460,000–475,000 bbls/d.

For further details and advisories regarding Suncor’s 2026 corporate guidance, see www.suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures in this news release – namely adjusted funds from operations, adjusted operating earnings, free funds flow, net debt, and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Adjusted Operating Earnings

Adjusted operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses adjusted operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings are reconciled to net earnings in the news release above.

Adjusted Funds From (Used In) Operations

Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Earnings (loss) before income taxes	1 516	1 675	382	158	1 650	672	(722)	(215)	—	—	2 826	2 290
Adjustments for:
Depreciation, depletion and amortization	1 235	1 199	175	171	276	257	45	36	—	—	1 731	1 663
Accretion	130	124	19	16	4	3	—	—	—	—	153	143
Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	139	(14)	—	—	139	(14)
Change in fair value of financial instruments and trading inventory	141	(68)	(8)	(6)	56	17	—	—	—	—	189	(57)
Gain on disposal of assets	—	—	—	—	(6)	—	(7)	—	—		(13)	—
Share-based compensation	(34)	(86)	(2)	(6)	(14)	(40)	(70)	(171)	—	—	(120)	(303)
Settlement of decommissioning and restoration liabilities	(140)	(79)	(5)	(3)	(13)	(12)	—	—	—	—	(158)	(94)
Other	46	45	1	—	28	5	(15)	15	—	—	60	65
Current income tax expense	—	—	—	—	—	—	—	—	(777)	(648)	(777)	(648)
Adjusted funds from (used in) operations	2 894	2 810	562	330	1 981	902	(630)	(349)	(777)	(648)	4 030	3 045
Change in non-cash working capital											(1 595)	(889)
Cash flow provided by operating activities											2 435	2 156

Free Funds Flow (Deficit)

Free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.

			Exploration and		Refining and		Corporate and
Three months ended March 31	Oil Sands		Production		Marketing		Eliminations		Income Taxes		Total
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Adjusted funds from (used in) operations	2 894	2 810	562	330	1 981	902	(630)	(349)	(777)	(648)	4 030	3 045
Capital expenditures including capitalized interest	(746)	(749)	(128)	(209)	(232)	(180)	(11)	(7)	—	—	(1 117)	(1 145)
Free funds flow (deficit)	2 148	2 061	434	121	1 749	722	(641)	(356)	(777)	(648)	2 913	1 900

Net Debt and Total Debt

Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt and long-term debt (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).

	March 31	December 31
($ millions, except as noted)	2026	2025
Short-term debt	—	—
Current portion of long-term debt	979	973
Long-term debt	9 134	9 014
Total debt	10 113	9 987
Less: Cash and cash equivalents	3 271	3 650
Net debt	6 842	6 337
Shareholders’ equity	45 776	45 124
Total debt plus shareholders’ equity	55 889	55 111
Total debt to total debt plus shareholders’ equity (%)	18.1	18.1
Net debt to net debt plus shareholders’ equity (%)	13.0	12.3

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this news release include references to: Suncor's strategy, focus, goals and priorities and the expected benefits therefrom, Suncor’s 2026 Investor Day targets and the expectation that Suncor will achieve its new three-year targets; and Suncor’s projection of nearly $4 billion of share repurchases in 2026, an increase of over 30% relative to 2025 share repurchases. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 25, 2026, Form 40-F, Suncor’s Report to Shareholders for the First Quarter of 2026 dated May 5, 2026, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available by referring to suncor.com/FinancialReports or on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

To view a full copy of Suncor’s first quarter 2026 Report to Shareholders and the financial statements and notes (unaudited), visit Suncor's profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

To listen to the conference call discussing Suncor's first quarter results, visit suncor.com/webcasts. The event will be archived for 90 days.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information, visit suncor.com or find us on LinkedIn, Instagram and Facebook.

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